UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

21 Sackville Street

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 21, 2025 (the “Effective Date”), Rezolve AI Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with each of the investors listed on the Schedule of Buyers attached thereto (the “Buyers”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the SPA or the form of Convertible Note (as defined below), as applicable.

Pursuant to the SPA, the Company has agreed to sell to the Buyers up to $1 billion of Convertible Notes. The Company has agreed to use all of the proceeds it receives from the sale of the Convertible Notes to cause a newly formed, wholly owned subsidiary of the Company (the “New SPV Subsidiary”), to purchase and hold Bitcoin, subject to certain conditions being met, as set out in the terms of the Convertible Notes.

Subject to the satisfaction or waiver of certain conditions to closing set forth in the SPA, the Company will initially sell $100 million of Convertible Notes (the “Initial Notes”) to the Buyers (the “Initial Closing”). In connection with the Initial Closing, the Company will also issue a number of ordinary shares (“Closing Commitment Shares”) of the Company, par value £0.0001 (“Ordinary Shares”) equal to the applicable Commitment Shares Calculation set forth in the SPA. The Closing Commitment Shares shall be purchased for a price of £0.0001 per Closing Commitment Share and shall be delivered to the Buyers as set forth in the Schedule of Buyers on the date the Closing Commitment Shares are registered for resale under the Securities Exchange Act of 1934, as amended.

Subject to the satisfaction or waiver of certain conditions to closing set forth in the SPA, beginning on June 25, 2025 and until February 21, 2028, the Lead Buyer may cause the Company to participate in additional closings (each, an “Additional Closing”) for up to $900 million of additional Convertible Notes (the “Additional Notes” and, together with the Initial Notes, the “Convertible Notes”) with a conversion price equal to the 20-day VWAP of the Ordinary Shares on the date of the applicable Additional Closing. In connection with each Additional Closing, the Company will sell Additional Notes to the Buyers and issue a number of Ordinary Shares (“Additional Commitment Shares” and, together with Closing Commitment Shares, “Commitment Shares”) to the Buyers equal to the applicable Commitment Shares Calculation set forth in the SPA. The Additional Commitment Shares shall be purchased for a price of £0.0001 per Additional Commitment Share and shall be delivered to the Buyers on a pro rata basis upon the delivery of the Conversion Notice associated with the Additional Notes purchased at the respective Additional Closing.

Notwithstanding the foregoing, in the event that the Lead Buyer does not purchase any Additional Notes on or prior to the earlier of (i) the Company meeting the Equity Conditions or (ii) December 24, 2025, the Company may reduce the maximum number Additional Notes purchasable by the Buyers from $900 million to $500 million.

Each Convertible Note shall mature on the fifth anniversary of its issuance date, subject to acceleration through full redemption or conversion pursuant to its terms, and shall accrue interest at the Effective Federal Funds Rate. Upon the option of the Buyers, (i) the Initial Notes will be convertible into Ordinary Shares at a conversion price of $3 per share and (ii) the Additional Notes will be convertible into Ordinary Shares at a conversion price equal to the 20-day VWAP of the Ordinary Shares as of the date of the applicable Additional Closing on which such Additional Notes were purchased. The conversion price will be subject to adjustment as provided in the Convertible Notes if, so long as any Convertible Notes remain outstanding, the Company issues or sells, or is deemed to have issued or sold, any Ordinary Shares or other instruments convertible into Ordinary Shares at an Effective Issuance Price Per Ordinary Share less than the Conversion Price of the then-outstanding Convertible Notes.

The Convertible Notes will be guaranteed by the Company and all of its direct and indirect subsidiaries, including the New SPV Subsidiary. Additionally, the Convertible Notes will be secured by a first priority perfected security interest in (i) all of the Bitcoin purchased by the New SPV Subsidiary and (i) all remaining cash proceeds from the sale of the Convertible Notes held by the New SPV Subsidiary.

In connection with the Initial Closing, the Company will enter into a Pledge Agreement and Registration Rights Agreement in favor of the Buyers. The Registration Rights Agreement will register for resale all of the Ordinary Shares issued upon conversion of the Convertible Notes and all of the Commitment Shares.

The Convertible Notes contain customary events of default for similar financing transactions, but with sole recourse (save in the case of certain major events of default set forth in the Note) to the segregated accounts held by the New SPV Subsidiary and irrespective to the market price of Bitcoin. In the event Bitcoin trades above the value of the Convertible Notes, the value in excess of the Convertible Notes will be for the account of the Company. At any time after an event of default, the Convertible Notes will accrue interest at a rate equal to the then applicable interest rate plus 5.0% and the Buyers may accelerate or redeem the Convertible Notes, as set forth in the Convertible Notes.

Certain of the Buyers or their affiliates have in the past provided and may from time to time in the future provide investment banking and other services to the Company.

The foregoing description of the SPA and the Convertible Notes does not purport to be complete and is qualified in its entirety by the full text of the SPA and the form of Convertible Note, which are incorporated by reference herein and attached herewith as Exhibits 10.1 and 10.2 to this Report of Foreign Private Issuer on Form 6-K.

On February 24, 2025, the Company issued a press release announcing the SPA. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated February 21, 2025, between Rezolve AI Ltd., and each of the investors listed on the Schedule of Buyers attached thereto.
10.2	Form of Convertible Note.
99.1	Press Release, dated February 24, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 24, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman